September 4, 2025

Walter F. Healy
Chief Executive Officer
Hoyne Bancorp, Inc.
810 S. Oak Park Avenue
Oak Park, IL 60304

       Re: Hoyne Bancorp, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed August 20, 2025
           File No. 333-288102
Dear Walter F. Healy:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 14, 2025 letter.

Amendment No. 1 to Form S-1 filed August 20, 2025
Management's Discussion and Analysis
Comparison of Financial Condition
Real Estate Owned, page 54

1. Please refer to prior comment 4. We note your response that revised entries have been made to the audited consolidated financial statements for the year ended December 31, 2024 and the three month period ended March 31, 2025, and that such
       statements have been "restated" to now reflect the branch locations in other real estate at their carrying value at the time of transfer. Please confirm that your "restated"
       financial statements represent a correction of an error pursuant to ASC 250-10-45-22 through 45-24 and revise your filing to present all of the disclosures required by ASC
 September 4, 2025
Page 2

       250-10-50-7 through 50-11. To the extent you believe that these corrections are not material to your financial statements, please provide us with a materiality analysis in support of your determination to not restate your financial statements. Please contact Lory Empie at 202-551-3714 or John Spitz at 202-551-3484
if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Jennifer Durham King, Esq.